Via Facsimile and U.S. Mail
Mail Stop 6010

January 12, 2006

Mr. William E. Hitselberger
Executive Vice President and Chief Financial Officer
PMA Capital Corporation
380 Sentry Parkway
Blue Bell, PA 19422-2357

      Re: **PMA Capital Corporation**
              Form 10-K for the fiscal year ended December 31, 2004
              Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005
              File No. 001-31706

Dear Mr. Hitselberger:

       We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Jim Atkinson
       Accounting Branch Chief